

October 13, 2010

Mr. Robert Eisman
Senior Managing Director and Chief Accounting Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Fiscal Quarter ended June 30, 2009
      File Number: 001-10777

Dear Mr. Eisman:

        We have reviewed your July 1, 2010 response to our April 29, 2010 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comments.

        After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Fiscal Quarter ended June 30, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates
Borrower Default Burnout, page 65

1.   On page three of your February 8 response, you state that "We believe using this single realization factor is equivalent to the results which would be obtained using the methodology shown in the example in ASC 944-40-30-33." Please address the following:
        • Please confirm our understanding that you use the same realization factor for every contract.
        • If you use the same realization factor for all contracts, will the outcome of your methodology equal the outcome of the probability weighted outcome approach in

ASC 944-40-30-32 for all contracts if the possible cash flow scenarios for each contract do <u>not</u> bear the same proportional relationship to the cash flow scenario (i.e. all breached loans will be repurchased) for each contract from which the realization factor is calculated. If yes, please provide a quantified example that contains multiple contracts demonstrating your conclusion. Please also describe the circumstances when this mathematical outcome would be likely to occur and those when it would be unlikely to occur.

2.   For many of your insurance contracts your subrogation recovery equals the sum of "ever-to-date paid losses plus the present value of projected future paid losses" for the contract, which also appears to be the maximum amount you are seeking in your lawsuits. For these contracts, the Company's methodology does not apply a realization factor to this maximum. Accordingly, for these contracts it does not appear that the Company has considered the uncertainties surrounding the settlement negotiation and litigation processes. Please advise.

* * * *

Please contact Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant